Filed by Huntington Bancshares Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: May 31, 2016

Welcome ©2016 Huntington Bancshares Incorporated. All rights reserved. (NASDAQ: HBAN) Huntington Bancshares Incorporated Deutsche Bank Global Financial Services Conference May 31, 2016

Disclaimer CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction with FirstMerit, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction with FirstMerit, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction with FirstMerit does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction with FirstMerit, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit is being submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109. Participants in THE Solicitation Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Core Strategy Implemented in 2009 Grow market share and share of wallet Marketing: Expand industry-leading brand promise and delivery – “Category of One” Technology: Focus on Digitization, Omni-channel, Cyber-security Profitable Growth with Low Relative Volatility Customer Experience and Client Advocacy Optimization of Distribution Enhanced Employee Engagement Customer Acquisition and Deepening Multi-channel optimization Micro-market approach leveraging digital investments New branch formats offering self-serve Optimal Customer Relationships (OCR) Deliver “Omni-channel” customer experiences New products & experiences that reflect customer behaviors and needs Risk Management: Maintain Aggregate “Moderate to Low” Risk Profile Improve colleague tools and technology Opportunities for training, development, and advancement Data & Analytics Digital Strategic Investments Disciplined Sales Execution Deliver “Fair Play” products and services Proactively Increase Scale: Continued focus on organic growth and selective, disciplined M&A Focus is on Consumer, Small to Medium Enterprises (including CRE), and Auto

Update on FirstMerit Integration

Integration Approach

- Core integration tenets
  - Leverage material experience on both Huntington and FirstMerit teams
  - Migrate to Huntington technology platform with select enhancements
  - Strong risk oversight governance by Board and management oversight committees
  - Well-informed, quick decisions
- Integration Management Office with dedicated Enterprise Integration and Technology Integration Coordinators
  - Board level integration oversight committee
  - Executive level steering committees
  - Dedicated project teams
  - Augmented with business segment, technology, credit, risk, finance, and other support teams
  - Supported by third-party experts and resources
- Disciplined approach to conversion
  - Single conversion event for branches and core systems
  - Optimize distribution network at conversion
  - Implement Huntington Retail business model at all FirstMerit locations

Key Dates

- ✓ Announcement – January 26
- ✓ Regulatory application submitted – March 10
- ✓ S-4 effective – April 29
- ✓ Shareholder meetings – June 13
- ✓ Expected transaction close – 3rd Quarter

Key Activities

- ✓ Town hall meetings with Huntington and FirstMerit colleagues across all geographies
- ✓ Highly-engaged and collaborative integration leadership teams representing both companies
- ✓ Product mapping complete
- ✓ Data mapping in process, near completion
- ✓ Conversion testing planning underway
- ✓ Talent selection underway
- ✓ Legal day one “Run the Business” planning underway

Huntington 4

History & Deep Dealer Relationships Drive Value

Huntington is a business partner and solutions provider

Commercial Relationships

- Local market execution
- Innovative solutions, Avg. cross-sell >6
- High credit quality, no delinquencies
- Zero Auto Floor Plan net charge-offs in over ten years


Dealer Relationships
Auto Sales Team
Treasury Management
Insurance
Loans
Deposits
Capital Markets
Floorplan
Trust
Employee Banking
Operating
401K
INTL / FX
CRE
Private Banking
Investments

Indirect Auto

- Consistently in the market for 60+ years
- Super-prime, average FICO ~760
- Custom Score with predictive modeling
- Dominant Midwest market position
- Highly leverageable infrastructure

Huntington 5

Deep local relationships with high quality dealers Consistently in the market for over 60 years Dealer-centric strategy with over 3,900 dealer relationships Originations in 20 states with dominant market position in core Midwest footprint Floorplan and dealership real estate lending, core deposit relationship, full Treasury Management, Private Banking, etc. These deep relationships add value… buy rates are 20 to 50 basis points higher compared with other banks competing in the super-prime space Relationships create the flow of auto loans Super-prime customers, average FICO ~760 Low LTVs, averaging <90% Custom Score, utilized to further segment FICO eligible to enhance predictive modeling Operational efficiency and scale leverages expertise Highly scalable decision engine evaluates >70% of applications - over 1,000 point pricing matrix based on FICO, custom score, and loan-specific metrics Underwriters directly compensated on credit performance by vintage 188 FTEs currently vs. 164 FTEs at the end of 2010 with 50% increase in origination volume At March 31, 2016 Indirect Auto: $9.9 Billion(1)

Value Proposition Drives Premium Pricing

Credit-Adjusted Indirect Auto Loan Yields Exceed Peers



2.89%
2.33%
2.33%
2.80%
2.83%
2.39%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
Huntington
Bank #1*
Bank #2**
Bank #3**
Bank #4
Bank #5
Yield Net of Charge-off
Net Charge-off

Huntington's unique value proposition for dealers

- **Speed of answer**: Decisions engine evaluates ~70% of applications in 5 sec or less. Over 1,000 point pricing matrix based on FICO, custom score, and loan-specific metrics.
- **Grid pricing**: Deliver matrix of loan approvals with every decision, not just specific terms requested. Simplifies sales process for dealer / consumer.
- **Same-day funding**: 60% of contracts are funded same day.
- **Industry-leading customer service**: Positive customer service experience for borrowers removes potential point of conflict for dealers as consumers also associate loan with dealer, not just bank.
- **Local sales and underwriting**: 10 regional sales offices with local sales and local underwriting regularly calling on dealers.
- **Consistency in the market**: Well-established 60+ year commitment to auto finance business. Expanded during the financial crisis, while other banks fled. Well-defined, consistent credit focus.

*Sources: 1Q16 earnings releases *Includes direct and indirect auto loans*

***Federal Reserve-regulated banks; differences in charge-off recognition for Chapter 7 and 11 bankruptcies compared to OCC-regulated banks*

Huntington 7

($ MMs) Note: New Markets include Eastern PA, New England, Wisconsin, Minnesota, Iowa, South Dakota, North Dakota, and Illinois Expansion Markets Fuel Growth in Originations Pricing Optimization Traded Market Share for Profitability

($MM) 1Q16 2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 Originations $1,367 $5,207 $5,242 $4,220 $4,021 $3,575 $3,428 $1,586 $2,213 $1,911 $1,720 % New Vehicles 46% 48% 49% 45% 45% 52% 48% 37% 44% 47% 40% Avg. LTV 88% 90% 89% 89% 88% 88% 88% 92% 95% 97% 96% Avg. FICO 765 764 764 760 758 760 768 763 752 743 742 Annualized risk expected loss 0.24% 0.27% 0.26% 0.28% 0.27% 0.22% 0.37% 0.40% 0.60% 0.83% 0.89% Charge-off % (annualized) 0.28% 0.23% 0.23% 0.19% 0.21% 0.26% 0.54% 1.51% 1.12% 0.65% 0.40% MMR average (1) 123.7 124.7 123.2 121.4 123.6 124.9 120.5 112.1 106.7 113.9 113.4 Unemployment rate (2) 4.9% 5.3% 6.2% 7.4% 8.1% 8.9% 9.6% 9.3% 5.8% 4.6% 4.6% Loan originations from 2010 through Q1’16 demonstrate strong characteristics and continued improvements from pre-2010. Notes: 1: Credit scoring model updated in 2011 2: Previous credit model used in these periods; underwrote to a macro higher risk-expected loss in 2006 to 2008 periods 3: Higher losses in these periods partially driven by lower MMR 3 2 1 Origination Trends Manheim index Source: BLS.gov; average of monthly seasonally-adjusted unemployment rate for period

Used Vehicle Market – Scenario Analysis Net Charge-Off Estimates Based on Manheim Index 2016 Estimated Net Charge-Offs Scenario Manheim Index Net Charge-Offs Base Case 124.7 0.21% Stress Cases 120.0 0.23% 115.0 0.25% 110.0 0.26% 105.0 0.28% 100.0 0.30% Analysis is specific to Huntington’s business model and portfolio.

Risks Underwriting Used vehicle values CFPB oversight Mitigants 70% of applications are auto-decisioned Quality assurance monitoring Low side overrides < 2% of originations 1st payment defaults – 100% reviewed 150 bp dealer commission cap implemented in fourth quarter of 2011 Dealer monitoring of dealer commissions including dealer meetings Robust daily reporting No risk layering Key Risks/Mitigating Factors

Su Auto Sub-Prime vs Prime / Super Prime Borrower Characteristics Auto Loans Typically higher priced units – greater than $20k Vehicles financed are newer units less than 3 years old Payment vs amount financed is 35% lower Prime – Super Prime Auto Loans Typically lower priced units – less than $20k Typically used, older model vehicles >6 years old Payment vs amount financed is 35% higher Sub-Prime

Appendix

Outstandings ($MM) 1Q16 2015 2014 2013 2012 2011 2010 2009 Dealers Floor plan $ 2,054 $ 2,076 $ 1,832 $ 1,761 $ 1,514 $ 1,152 $ 1,056 $ 671 Other commercial loans 635 616 582 524 524 404 374 370 Total auto dealers $ 2,689 $ 2,692 $ 2,414 $ 2,285 $ 2,038 $ 1,556 $ 1,430 $ 1,041 Non-accrual loans (1) $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $0.0 $0.0 Net charge-offs (recoveries) Floor Plan $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 Other commercial 0.0 (0.1) (0.1) (0.7) 0.0 0.0 0.8 0.2 Commercial Lending to Auto Dealerships End of period balances (1) For the year ended

New and Used Vehicle Unit Sales (1) Loan Volume Driven by Auto Replacement Cycle (1) Sources: Adesa; CNW Research (MMs)

2016 U.S. Outlook – Used Vehicle Market Solid U.S economy, but an election year and global issues translate into uncertainty Solid new vehicle sales, estimated at approximately 17 million Wholesale vehicle supply growing overall (approximately 5% YOY) and in all segments: Rental: modest growth Off-lease: significant growth Repo: modest growth Commercial Fleet: modest growth Dealer consignment: flat Wholesale prices soften approximately 3% YOY Monthly payment gap of $134 between new and used vehicle financings is the highest in 5 years, leading to increased used vehicle demand

Net Charge-offs vs. Expected Cumulative Loss Historical Auto Credit Trends

Average Loan-to-Value and Average FICO Historical Auto Origination Trends

Attracting High Quality, Experienced Teams Drives Opportunistic Expansion Current new market selection: Market turmoil must exist, will not compete solely on price Ability to quickly build a strong local team - proven, highly qualified and experienced talent must be available Only one time zone removed from collections, back office, and management Dealer selection, require a full relationship where service matters Ability to maintain credit quality without moving down spectrum Recent market expansions: 2015 Illinois, North Dakota, and South Dakota 2013 Iowa and Connecticut 2011 Minnesota, Wisconsin, and Tennessee 2010 Eastern Pennsylvania and New England

Auto delinquencies / charge-offs performed materially better than mortgages in last down turn Can’t drive their home to work; can live in vehicle Vehicles are easier to repossess / sell and easier for purchaser to finance Vehicle is moveable / transportable, allowing recovery to be maximized; recovery on home is subject to existing local market conditions Sub-Prime Auto vs Sub-Prime Mortgage